James E. Sinclair – Turns 80 Years Old and Retires as Executive Chairman

FOR IMMEDIATE RELEASE

TORONTO, April 27, 2021 (GLOBE NEWSWIRE) – Tanzanian Gold Corporation (TSX:TNX) (NYSE American:TRX) (TanGold, TRX or the Company), would like to congratulate its founder, James E. Sinclair on recently turning 80 years old, and announce that Mr. Sinclair has retired as Executive Chairman to continue service as Chairman of the Board of Directors for the Company.

TanGold has had the privilege of being founded and directed since 2000 by the leadership of the renowned James E. Sinclair.  It is with profound gratitude that the Company acknowledges his contribution to the present success and long-term resilience of our enterprise.  The Company is on the path to further achievements which stem from the foundation created by Mr. Sinclair.

Mr. Sinclair is well known in gold, mining, and commercial markets.  He has been known and respected fondly as “Mr. Gold” since he boldly and accurately predicted the price of gold would rise from $150 per troy ounce in 1977 to $900 per troy ounce. The price of gold in 1980 fell just short of his now famous prediction.  He has had a stellar career as a precious metals specialist, market maker, and commodities and foreign currency trader.  He was the original founder and explorer of the Bulyanhulu mine through Sutton Resources, which has been one of the most productive gold mines in Tanzania. Jim is known for the successful Sinclair companies which have operated around the globe and was the individual who liquidated the Hunt’s precious metals position in the 1980’s.  He has authored numerous books, magazine and newspaper articles regarding a variety of investment topics, including precious metals, trading strategies, geopolitical events and their relationship to global economics, and markets. He is also a sought-after commentator on these subjects for media interviews.

“I have had a love affair with gold, mining and the financial markets for over 60 years since I was kid. I remember fondly working with my father, the late Bert Seligman in my teenage years.  My deep affection for our Company and Tanzania is profound.  The Company has been my mission since 2000, and I now feel that my major part of this mission is accomplished. The new management team at TanGold have my absolute confidence to move our Company forward and I welcome working with them.  This is an exciting time for TanGold, as the Company moves forward the Buckreef Project in conjunction with our joint venture partner, Stamico.  It is time for me to work with the new executive team as we move steadily toward our greater success.  It is gratifying to have accomplished this achievement.”  said James E. Sinclair, Chairman of the Board of Directors.

What is perhaps less well known is Mr. Sinclair’s philanthropy, socio-political and economic activism in support of Tanzania and elsewhere in the world. Philanthropy is a key part of his life and purpose, however, he has often downplayed this. He is sometimes uncomfortable discussing his giving and preferred to give through charities. Through various charitable organizations the Sinclair family have given to various causes over the last three decades, including but certainly not limited to: (i) building roads and providing means of potable water to remote areas in Tanzania and elsewhere; (ii) building the first state of the art hospital in Bulyanhulu; (iii) providing private funding grants for Tanzanian citizens to attend college abroad; (iv) provided equipment and supplies for school children; (v) providing maize mills and other equipment for several communities; and (vi) rebuilding a major hospice and orphanage on the Burundi / Tanzanian highway. His contributions have also been evidenced by the terms of the joint venture agreement between the Company and Stamico, the agent in Tanzania for mining endeavours, and specifically the 55% - 45% shareholding for the Company and Stamico, respectively.

“On behalf of the entire Company, we congratulate Mr. Sinclair on turning 80 and would like to take this opportunity to thank Mr. Sinclair for his invaluable services and executive management. We look forward to working with him going forward as he continues his dedicated service as Chairman of the Board of Directors” said Stephen Mullowney, CEO.

About Tanzanian Gold Corporation

Tanzanian Gold Corporation along with its joint venture partner, STAMICO is building a significant gold project at Buckreef in Tanzania that is based on an expanded Mineral Resource base and the treatment of its mineable Mineral Reserves in two standalone plants. Measured Mineral Resource now stands at 19.98MT at 1.99g/t gold containing 1,281,161 ounces of gold and Indicated Mineral Resource now stand at 15.89MT at 1.48g/t gold containing 755,119 ounces of gold for a combined tonnage of 35.88MT at 1.77g/t gold containing 2,036,280 ounces of gold. The Buckreef Project also contains an Inferred Mineral Resource of 17.8MT at 1.11g/t gold for contained gold of 635,540 ounces of gold. The Company is actively investigating and assessing multiple exploration targets on its property.  Please refer to the Company’s Updated Mineral Resources Estimate for Buckreef Gold Project, dated May 15, 2020, for more information.

Tanzanian Gold Corporation is advancing on three value-creation tracks:

1.Strengthening its balance sheet by expanding near-term production to 15,000 - 20,000 oz. of gold per year from the processing of oxide material from an expanded oxide plant.

2.Advancing the Final Feasibility Study for a stand-alone sulphide treating plant that is substantially larger than previously modelled and targeting significant annual gold production.

3.Continuing with a drilling program to further test the potential of its property, Exploration Targets and Mineral Resource base by: (i) identifying new prospects; (ii) drilling new oxide/sulphide targets; (iii) infill drilling to upgrade Mineral Resources currently in the Inferred category; and (iv) a step-out drilling program in the Northeast Extension.

Andrew M. Cheatle, P.Geo. is the Company’s Qualified Person as defined by the NI 43-101 who has verified the data disclosed in this news release and has otherwise reviewed and assumes responsibility for the technical content of this press release.

For further information, please contact Michael Martin, Investor Relations, m.martin@tangoldcorp.com, 860-248-0999, or visit the Company website at www.tangoldcorp.com

The Toronto Stock Exchange and NYSE American have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

U.S. Investors are urged to consider closely the disclosure in our SEC filings. You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml

Forward-Looking Statements

This press release contains certain forward-looking statements as defined in the applicable securities laws. All statements, other than statements of historical facts, are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as “expects”, “anticipates”, “believes”, “hopes”, “intends”, “estimated”, “potential”, “possible” and similar expressions, or statements that events, conditions or results “will”, “may”, “could” or “should” occur or be achieved. Forward-looking statements relate to future events or future performance and reflect Tanzanian Gold management’s expectations or beliefs regarding future events and include, but are not limited to, statements with respect to the estimation of mineral reserves and resources, recoveries, subsequent project testing, success and viability of mining operations, the timing and amount of estimated future production, and capital expenditure.

Although TanGold believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance. The actual achievements of TanGold or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors.  These risks, uncertainties and factors include general business, legal, economic, competitive, political, regulatory and social uncertainties; actual results of exploration activities and economic evaluations; fluctuations in currency exchange rates; changes in costs; future prices of gold and other minerals; mining method, production profile and mine plan; delays in exploration, development and construction activities; changes in government legislation and regulation; the ability to obtain financing on acceptable terms and in a timely manner or at all; contests over title to properties; employee relations and shortages of skilled personnel and contractors; the speculative nature of, and the risks involved in, the exploration, development and mining business.   These risks are set forth under Item 3.D in Tanzanian Gold’s Form 20-F for the year ended August 31, 2020, as amended, as filed with the SEC.

The information contained in this press release is as of the date of the press release and TanGold assumes not duty to update such information.

Note to U.S. Investors

US investors are advised that the mineral resource and mineral reserve estimated disclosed in this press release have been calculated pursuant to Canadian standards which use terminology consistent with the requirements CRIRSCO reporting standards. For its fiscal year ending August 31, 2021, and thereafter, the Company will follow new SEC regulations which uses a CRIRSCO based templet for mineral resources and mineral reserves, that includes definitions for inferred, indicated, and measured mineral resources.